May 16, 2005


Mail Stop 4561

John D. Watt
President
Tengtu International Corporation
236 Avenue Road
Toronto, Ontario Canada M5R 2J4

Re:	Item 4.02 Form 8-K
	Filed May 10, 2005
      File No. 0-29957

Dear Mr. Watt:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend the above referenced 8-K to clarify whether the restatement was a result of a conclusion reached by management (Item
4.02(a)) or if the restatement was prompted by your independent accountant (Item 4.02(b)). Per the disclosures in your 8-K, it appears that the restatements were prompted by your independent auditor. If this is the case, the disclosures under Item 4.02(a) are inapplicable and should be removed.
2. We note that you filed Forms 10-Q/A for the periods ended September 30 and December 31, 2003 and March 31, 2004 for restatements relating to revenue, costs of products sold, selling expenses, a collection provision, other income, net loss and loss per share as well as due from related party, deferred tax payable, accumulated deficit and stockholders` equity. Please amend your Item
4.02 8-K to address these restatements.
3. You disclosed that you were advised by your independent auditors on November 17, 2004 that the financial statements for the year ended
June 30, 2004 needed to be amended, the same date on which you filed your Form 10-K for the year ended June 30, 2004. We note from correspondence with the SEC dated January 31, 2005 that prior to filing your Form 10-K, your auditors had discussed with the Company`s management that all goodwill should be written off as June 30, 2004.
Please amend your Item 4.02 8-K to disclose the date that you were made aware of the accounting error. You should also disclose that you were aware of the pending restatement at the time your 10-K was filed.

	You should file an amendment in response to these comments on or before May 21, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 551-3429.


							Sincerely,


							Kristina Beshears
							Staff Accountant

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Tengtu International Corp.
May 16, 2005
Page 1